Filed by ACI Worldwide, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: S1 Corporation
Commission File No.: 000-24931
ACI WORLDWIDE TO SOLICIT PROXIES AGAINST PROPOSED
S1-FUNDTECH TRANSACTION
ACI’s Cash and Stock Proposal Provides S1 Shareholders with
Immediate Cash Value and Significant Upside Potential
NEW YORK, August 15, 2011 — ACI Worldwide, Inc. (Nasdaq: ACIW), a leading international provider of payment systems, today announced that it has filed preliminary proxy materials with the Securities and Exchange Commission (“SEC”) in connection with the solicitation of votes against proposals related to the proposed merger of S1 Corporation (Nasdaq: SONE) and Fundtech Ltd. (Nasdaq: FNDT).
“As we have said from the outset, ACI remains ready and willing to complete our proposed acquisition of S1. Our filing of preliminary proxy materials to solicit against the proposed Fundtech transaction reflects our commitment to this goal,” said Philip G. Heasley, President and Chief Executive Officer of ACI. “We expect that many S1 shareholders share our strong belief that ACI’s acquisition proposal is superior to and provides S1 shareholders with significantly greater value than the proposed transaction with Fundtech. We strongly encourage all S1 shareholders — the true owners of the company — to send a message that the S1 Board of Directors cannot ignore by voting against the proposed Fundtech transaction.”
As described in the preliminary proxy materials, ACI believes that the proposed S1- Fundtech transaction is not in the best interests of S1 shareholders and that S1 shareholders should vote “AGAINST” the proposed S1/Fundtech combination because ACI believes, among other things, that:
•	A vote “AGAINST” the proposed Fundtech transaction preserves the opportunity for S1’s shareholders to receive a premium price contemplated by ACI’s proposal that ACI believes would provide significantly greater value to S1 shareholders than the Fundtech transaction;

•	A vote “AGAINST” the proposed Fundtech transaction stops the S1 Board from entering into a transaction that results in a radical restructuring of S1’s business, ownership and governance for no premium or cash to S1 shareholders;

•	A vote “AGAINST” the proposed Fundtech transaction sends a strong message to S1’s Board that S1 shareholders want S1’s Board to consider other alternatives for the company, including ACI’s proposal;

•	ACI’s proposal provides immediate cash value to S1’s shareholders, as well as the opportunity to participate in the value creation of a combined ACI-S1;

•	The complementary nature of ACI and S1 creates a compelling opportunity to establish a full-service global leader of financial and payments software with greater scale, financial strength and cross-selling opportunities than a combined S1-Fundtech; and

•	ACI’s proposal is expected to create greater financial benefits, including a significant amount of cost savings that are estimated to be more than twice those contemplated in the Fundtech transaction.
ACI has secured committed financing from Wells Fargo Bank, N.A. for the cash portion of the transaction. It is anticipated that the proposed transaction could close as early as the fourth quarter.
Wells Fargo Securities is serving as financial advisor to ACI and Jones Day is serving as its legal advisor.
About ACI Worldwide
ACI Worldwide powers electronic payments for more than 800 financial institutions, retailers and processors around the world, with its broad and integrated suite of electronic payment software. More than 90 billion times each year, ACI’s solutions process consumer payments. On an average day, ACI software manages more than US$12 trillion in wholesale payments. And for more than 160 organizations worldwide, ACI software helps to protect their customers from financial crime. To learn more about ACI and understand why we are trusted globally, please visit www.aciworldwide.com. You can also find us on www.paymentsinsights.com or on Twitter @ACI_Worldwide.
Forward-Looking Statements
This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “would” and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to the following: (1) that a transaction with S1 may not be completed on a timely basis or on favorable terms, (2) negative effects on our business or S1’s business resulting from the pendency of the merger, (3) that we may not achieve the synergies and other expected benefits within the expected time or in the amounts we anticipate, (4) that we may not be able to promptly and effectively integrate the merged businesses after closing and (5) that the committed financing may not be available. Other factors that could materially affect our business and actual results of operations are discussed in our most recent 10-K as well as other filings available at the SEC’s website at http://www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.
Certain Information Concerning The Participants
ACI and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about the participants in the solicitation, including their interests in the transactions, is available in the preliminary proxy statement that ACI has filed with the SEC on August 12, 2011 in connection with the special meeting of S1’s shareholders.
Available Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SECURITY HOLDERS OF S1 ARE URGED TO READ ACI’S PRELIMINARY PROXY STATEMENT AND OTHER DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain free copies of all documents filed with the SEC by ACI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ACI will be available free of charge on ACI’s internet website at www.aciworldwide.com or by contacting ACI’s Investor Relations Department at 646-348-6706.
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CONTACTS

Investor Contacts:	Media Contacts:

Tamar Gerber	Joele Frank / James Golden / Scott
Vice President, Investor Relations &	Bisang
Financial Communications	Joele Frank, Wilkinson Brimmer Katcher
(646) 348- 6706	(212) 355-4449

Art Crozier / Jennifer Shotwell / Scott
Winter
Innisfree M&A Incorporated
(212) 750-5833